Exhibit 99.2



Hospitality Properties Trust
Third Quarter 2013
Supplemental Operating and Financial Data
HPT
LISTED
NYSE
HPT

Wyndham Grand Chicago Riverfront, Chicago, IL.
Operator: Wyndham Hotels and Resorts.
Guest Rooms: 334.

All amounts in this report are unaudited.


HPT

TABLE OF CONTENTS


HPT

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE CONTRACTUAL AMOUNTS OF RETURNS OR RENTS DUE TO US,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,
- OUR ABILITY TO OBTAIN AND RETAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,
- OUR MANAGERS' AND TENANTS' ABILITY TO SUCCESSFULLY COMPETE IN THE HOTEL AND TRAVEL CENTER INDUSTRIES AND OPERATE OUR PROPERTIES,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,
- THE SUCCESS OF OUR REBRANDING CERTAIN HOTELS, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA, AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- COMPETITION WITHIN THE REAL ESTATE, HOTEL AND TRAVEL CENTER INDUSTRIES, PARTICULARLY IN THE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MAN-MADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES.


HPT

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR TENANTS OR MANAGERS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS,
- WE EXPECT THAT, WHILE THE SECURITY DEPOSIT FOR OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL, INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES THAT MARRIOTT WILL BE ABLE AND WILLING TO FULFILL ITS OBLIGATION UNDER THIS GUARANTY, AND THAT SHORTFALLS WILL NOT EXCEED THE GUARANTY CAP. FURTHER, THIS GUARANTY EXPIRES ON DECEMBER 31, 2019. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR MARRIOTT HOTELS,
- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE MINIMUM RETURNS INCLUDED IN OUR MANAGEMENT AGREEMENT WITH INTERCONTINENTAL AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD FOR INTERCONTINENTAL'S OBLIGATIONS TO US IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS FROM OUR INTERCONTINENTAL HOTELS,
- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PARTIALLY GUARANTEE ANNUAL MINIMUM RETURNS PAYABLE TO US. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2020, AND AS OF SEPTEMBER 30, 2013, IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $35.7 MILLION (OF WHICH, $18.3 MILLION REMAINED) AND IS SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $17.8 MILLION. ACCORDINGLY, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURNS DUE FROM WYNDHAM DURING THE TERM OF OUR WYNDHAM AGREEMENT,
- THE ANNUAL RENT DUE TO US UNDER OUR LEASE WITH MORGANS HOTEL GROUP, OR MORGANS, IS $6.0 MILLION AND IS SUBJECT TO FUTURE INCREASES. WE CAN PROVIDE NO ASSURANCES THAT MORGANS WILL BE ABLE OR WILLING TO FULFILL ITS OBLIGATION UNDER THIS LEASE OR WITH REGARD TO THE FUTURE PERFORMANCE OF THE HOTEL WE LEASE TO MORGANS,
- WE HAVE RECENTLY REBRANDED AND ARE CONTINUING TO REBRAND CERTAIN HOTELS. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH REBRANDING MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE THE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTELS' OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,
- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA OR UNDER OUR MANAGEMENT AGREEMENT WITH MARRIOTT FOR 53 HOTELS, WHICH WE REFER TO AS OUR MARRIOTT NO. 1 AGREEMENT. ACCORDINGLY, THE FUTURE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA OR MANAGED BY MARRIOTT UNDER OUR MARRIOTT NO. 1 AGREEMENT ARE ENTIRELY DEPENDENT UPON THE FINANCIAL RESULTS OF THOSE HOTEL OPERATIONS,
- OTHER SECURITY DEPOSITS AND GUARANTEES REFERENCED HEREIN ARE ALSO LIMITED IN DURATION AND AMOUNT AND GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY,
- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THERE ARE ONGOING DISCUSSIONS AMONG THE VDOT, TA AND US REGARDING AN EMINENT DOMAIN PROCEEDING FOR ONE TRAVEL CENTER, THE AMOUNT OF COMPENSATION TO BE PAID FOR THE TAKING AND A POSSIBLE SHORT TERM LEASE OF THE PROPERTY TO US, FOR SUBLEASE TO TA, OR DIRECTLY TO TA. THERE CAN BE NO ASSURANCE CONCERNING THE AMOUNT OF COMPENSATION PAYABLE TO US OR TA AS A RESULT OF THE TAKING, WHAT LEASING ARRANGEMENTS, IF ANY, WILL BE ENTERED INTO OR WHAT THE FINAL REDUCTION OF RENT PAYABLE TO US BY TA WILL ULTIMATELY BE,


HPT



- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN REFLECTIONS OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL OPERATORS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE GUARANTORS OF OUR MINIMUM RETURNS OR RENTS DUE FROM SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS MAY BE EXHAUSTED,

- SINCE ITS FORMATION, TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR PENDING AND FUTURE HOTEL ACQUISITION AGREEMENTS AND OUR FUTURE SALE AGREEMENTS MAY CAUSE OUR ACQUISITIONS OR SALES NOT TO OCCUR OR TO BE DELAYED OR THE TERMS TO BE CHANGED,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT, AT SEPTEMBER 30, 2013, WE HAD $17.1 MILLION OF CASH AND CASH EQUIVALENTS, THAT THERE WAS $557.0 MILLION AVAILABLE UNDER OUR $750.0 MILLION UNSECURED REVOLVING CREDIT FACILITY AND THAT WE HAVE SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM THE OPERATING OF OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT BEEN ABLE TO PAY THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US AS WE ALREADY HOLD THOSE FUNDS. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS, REBRANDING AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH TA, RMR, SONESTA, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Crowne Plaza , Redondo Beach, CA.
Operator: InterContinental Hotels Group.
Guest Rooms: 342.


HPT

COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of September 30, 2013, we owned 291 hotels and 184 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties, located in 46 states, Washington DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 860 employees in its headquarters and regional offices located throughout the U.S. In addition to managing HPT, RMR also manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare properties, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities, and to TravelCenters of America LLC, or TA, a publicly traded operator of travel centers, which is our largest tenant. An affiliate of RMR, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23.0 billion as of September 30, 2013. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2

HPT

COMPANY PROFILE

Operating Statistics by Operating Agreement (as of 9/30/13) (dollars in thousands):

Operating Agreement [1]	Number of Properties	Number of Rooms/ Suites	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [2]		RevPAR Change [3]	
					Q3	LTM	Q3	LTM
Marriott (no. 1)	53	7,610	$ 67,461	10%	1.23x	1.04x	3.9%	4.5%
Marriott (no. 234)	68	9,129	105,347	16%	0.98x	0.91x	8.4%	7.8%
Marriott (no. 5)	1	356	9,902	1%	0.63x	0.42x	3.4%	-1.6%
Subtotal / Average Marriott	122	17,095	182,710	27%	1.06x	0.93x	6.2%	6.1%
InterContinental	91	13,513	136,008	21%	1.07x	0.95x	14.3%	14.7%
Sonesta	22	4,610	56,740	9%	0.28x	0.29x	6.2%	-6.2%
Wyndham	22	3,605	24,698	4%	0.39x	0.45x	-2.4%	-7.0%
Hyatt	22	2,724	22,037	3%	0.83x	0.87x	0.4%	4.7%
Carlson	11	2,096	12,920	2%	1.05x	0.81x	4.2%	7.4%
Morgans	1	372	5,956	1%	1.58x	0.91x	13.1%	11.7%
Subtotal / Average Hotels	291	44,015	441,069	67%	0.92x	0.83x	7.7%	5.9%
TA (no. 1) [4]	144	N/A	159,443	24%	1.79x	1.59x	-	-
TA (no. 2)	40	N/A	60,387	9%	1.69x	1.55x	-	-
Subtotal TA	184	N/A	219,830	33%	1.76x	1.58x	-	-
Total / Average	475	44,015	$ 660,899	100%	1.20x	1.08x	7.7%	5.9%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership for certain hotels. Coverage amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Coverage amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from these agreements during 2012.

(3) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended September 30, 2013 over the comparable year earlier periods. RevPAR amounts for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership of certain hotels. Amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. RevPAR amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from these agreements during 2012.

(4) The coverage amounts stated above include the results from one travel center leased to TA that was taken by eminent domain proceedings in August 2013. As of November 4, 2013, this travel center continues to be operated by TA. See page 28 for additional information regarding this travel center.


HPT

INVESTOR INFORMATION

Board of Trustees

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Treasurer and Chief Financial Officer, at (617) 964-8389 or mkleifges@reitmr.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President of Investor Relations, at (617) 796-8232 or tbonang@hptreit.com, or Katie Strohacker, Senior Manager, Investor Relations, at (617) 796-8232, or kstrohacker@hptreit.com


HPT

RESEARCH COVERAGE

Equity Research Coverage



Baird
David Loeb
(414) 765-7063

BMO Capital Markets
Mark Lutenski
(212) 885-4197

Craig-Hallum Capital Group
Bryan Maher
(612) 334-6376

JMP Securities
William Marks
(415) 835-8944

MLV & Co.
Ryan Meliker
(212) 542-5872

RBC
Wes Golladay
(440) 715-2650

Stifel Nicolaus
Rod Petrik
(410) 454-4131

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935

Wells Fargo Securities
Thierry Perrein
(704) 715-8455

Rating Agencies

Moody's Investors Service
Maria Maslovsky
(212) 553-4831

Standard & Poor's
James Sung
(212) 438-2115

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION


COURTYARD
Marriott

Courtyard by Marriott, Danvers, MA.
Operator: Marriott International.
Guest Rooms: 121.


HPT

KEY FINANCIAL DATA

(amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Shares Outstanding:					
Common shares outstanding (at end of period)	139,832	139,747	139,737	123,637	123,637
Weighted average common shares outstanding - basic and diluted (1)	139,764	139,743	125,426	123,637	123,577
Common Share Data:					
Price at end of period	$ 28.30	$ 26.28	$ 27.44	$ 23.42	$ 23.78
High during period	$ 29.70	$ 32.64	$ 27.50	$ 24.39	$ 25.39
Low during period	$ 25.52	$ 23.75	$ 23.66	$ 21.13	$ 23.00
Annualized dividends paid per share during the period (2)	$ 1.88	$ 1.88	$ 1.88	$ 1.88	$ 1.80
Annualized dividend yield (at end of period)	6.6%	7.2%	6.9%	8.0%	7.6%
Annualized Normalized FFO multiple (at end of period) (3)	9.3x	8.5x	9.3x	7.7x	8.0x
Selected Balance Sheet Data:					
Total assets	$ 5,901,865	$ 6,039,874	$ 5,659,230	$ 5,635,125	$ 5,372,932
Total liabilities	$ 3,042,466	$ 2,963,587	$ 2,558,247	$ 2,901,327	$ 2,597,935
Gross book value of real estate	$ 7,326,092	$ 7,199,928	$ 6,951,911	$ 6,899,109	$ 6,597,472
Total debt / gross book value of real estate	39.5%	38.8%	34.7%	39.5%	36.4%
Market Capitalization:					
Total debt (book value)	$ 2,896,505	$ 2,793,004	$ 2,412,850	$ 2,722,358	$ 2,401,865
Plus: market value of preferred shares (at end of period)	287,564	465,171	482,238	477,534	483,140
Plus: market value of common shares (at end of period)	3,957,246	3,672,551	3,834,383	2,895,579	2,940,088
Total market capitalization	$ 7,141,315	$ 6,930,726	$ 6,729,471	$ 6,095,471	$ 5,825,093
Total debt / total market capitalization	40.6%	40.3%	35.9%	44.7%	41.2%
Book Capitalization:					
Total debt	$ 2,896,505	$ 2,793,004	$ 2,412,850	$ 2,722,358	$ 2,401,865
Plus: total shareholders' equity	2,859,399	3,076,287	3,100,983	2,733,798	2,774,997
Total book capitalization	$ 5,755,904	$ 5,869,291	$ 5,513,833	$ 5,456,156	$ 5,176,862
Total debt / total book capitalization	50.3%	47.6%	43.8%	49.9%	46.4%

(1) We had no outstanding dilutive common share equivalents during the periods presented.

(2) On October 10, 2013, we declared a quarterly dividend of $0.48 per share ($1.92 per year) payable on or about November 22, 2013 to holders of record on October 25, 2013.

(3) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.


HPT

KEY FINANCIAL DATA

(dollars in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Selected Income Statement Data:					
Total revenues	$ 412,275	$ 412,322	$ 354,466	$ 322,311	$ 330,068
Adjusted EBITDA [1]	$ 149,865	$ 152,672	$ 136,378	$ 134,113	$ 136,316
Net income available for common shareholders	$ 16,741	$ 37,256	$ 19,409	$ 18,534	$ 29,480
Normalized FFO available for common shareholders [2]	$ 105,807	$ 108,643	$ 92,575	$ 93,861	$ 91,487
Common distributions declared [3]	$ 65,721	$ 65,681	$ 65,676	$ 58,110	$ 55,637
Per Share Data:					
Net income available for common shareholders	$ 0.12	$ 0.27	$ 0.15	$ 0.15	$ 0.24
Normalized FFO available for common shareholders [2]	$ 0.76	$ 0.78	$ 0.74	$ 0.76	$ 0.74
Common distributions paid	$ 0.47	$ 0.47	$ 0.47	$ 0.47	$ 0.45
Normalized FFO payout ratio [2]	62.1%	60.5%	63.7%	61.9%	60.8%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	3.9x	4.4x	3.9x	3.9x	3.9x
Adjusted EBITDA [1] / interest expense and preferred distributions	3.5x	3.5x	3.2x	3.2x	3.0x
Total debt / Annualized Adjusted EBITDA [1]	4.8x	4.6x	4.4x	5.1x	4.4x

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

(2) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with GAAP to those amounts.

(3) On October 10, 2013, we declared a quarterly dividend of $0.48 per share ($1.92 per year) payable on or about November 22, 2013 to holders of record on October 25, 2013.


HPT

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	As of September 30, 2013	As of December 31, 2012
ASSETS		
Real estate properties, at cost		
Land	$ 1,472,184	$ 1,453,399
Buildings, improvements and equipment	5,853,908	5,445,710
	7,326,092	6,899,109
Accumulated depreciation	(1,708,065)	(1,551,160)
	5,618,027	5,347,949
Cash and cash equivalents	17,118	20,049
Restricted cash (FF&E reserve escrow)	30,333	40,744
Other assets, net	236,387	226,383
	$ 5,901,865	$ 5,635,125
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 193,000	$ 320,000
Unsecured term loan	400,000	400,000
Senior notes, net of discounts	2,295,027	1,993,880
Convertible senior notes, net of discounts	8,478	8,478
Security deposits	28,023	26,577
Accounts payable and other liabilities	97,585	132,032
Due to related persons	15,187	13,696
Dividends payable	5,166	6,664
Total liabilities	3,042,466	2,901,327
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series C preferred shares; 7% cumulative redeemable; zero and 6,700,000 shares issued and outstanding, respectively, aggregate liquidation preference of zero and $167,500, respectively	-	161,873
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares issued and outstanding, aggregate liquidation preference of $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 139,831,549 and 123,637,424 shares issued and outstanding, respectively	1,398	1,236
Additional paid in capital	3,847,958	3,458,144
Cumulative net income	2,485,302	2,384,876
Cumulative other comprehensive income	10,704	2,770
Cumulative preferred distributions	(274,820)	(253,426)
Cumulative common distributions	(3,491,250)	(3,301,782)
Total shareholders' equity	2,859,399	2,733,798
	$ 5,901,865	$ 5,635,125


HPT

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2013	2012	2013	2012
Revenues:				
Hotel operating revenues [1]	$ 348,908	$ 251,722	$ 990,436	$ 741,775
Rental income [1]	62,731	73,915	186,799	220,863
FF&E reserve income [2]	636	4,431	1,828	12,033
Total revenues	412,275	330,068	1,179,063	974,671
Expenses:				
Hotel operating expenses [1]	249,862	184,566	705,054	527,806
Depreciation and amortization	76,048	66,566	221,926	192,206
General and administrative	13,094	10,336	37,156	32,333
Acquisition related costs [3]	1,090	84	3,180	1,648
Loss on asset impairment [4]	5,837	-	8,008	889
Total expenses	345,931	261,552	975,324	754,882
Operating income	66,344	68,516	203,739	219,789
Interest income	18	116	97	233
Interest expense (including amortization of deferred financing costs and debt discounts of $1,584, $1,694, $4,620 and $4,648, respectively	(37,986)	(34,854)	(108,188)	(101,660)
Gain on sale of real estate [5]	-	10,602	-	10,602
Equity in earnings of an investee	64	115	219	236
Income before income taxes	28,440	44,495	95,867	129,200
Income tax benefit (expense) [6]	(873)	163	4,559	(3,908)
Net income	27,567	44,658	100,426	125,292
Excess of liquidation preference over carrying value of preferred shares redeemed [7]	(5,627)	(5,040)	(5,627)	(7,984)
Preferred distributions	(5,199)	(10,138)	(21,393)	(32,048)
Net income available for common shareholders	$ 16,741	$ 29,480	$ 73,406	$ 85,260
Weighted average common shares outstanding	139,764	123,577	135,030	123,553
Basic and diluted net income available for common shareholders per common share	$ 0.12	$ 0.24	$ 0.54	$ 0.69

See Notes to Condensed Consolidated Statements of Income on page 16.


HPT

NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)



(1) At September 30, 2013, we owned 291 hotels; 288 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies and three hotels are leased to hotel operating companies. At September 30, 2013, we also owned 184 travel centers that are leased to a travel center operating company under two lease agreements. Our Condensed Consolidated Statements of Income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotels had net operating results that were, in the aggregate, $15,258 and $20,300, less than the minimum returns due to us in the three months ended September 30, 2013 and 2012, respectively, and $44,475 and $46,697 less than the minimum returns due to us in the nine months ended September 30, 2013 and 2012, respectively. When the managers of these hotels fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our Condensed Consolidated Statements of Income as a reduction of hotel operating expenses. The reduction to hotel operating expenses was $4,445 and $12,791 in the three months ended September 30, 2013 and 2012, respectively, and $12,597 and $30,483 in the nine months ended September 30, 2013 and 2012, respectively. We had shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements of $10,813 and $9,840 in the three months ended September 30, 2013 and 2012, respectively, and $31,878 and $16,210 in the nine months ended September 30, 2013 and 2012, respectively, which represents the unguaranteed portions of our minimum returns from Marriott and from Sonesta.



(2) Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(3) Represents costs associated with our hotel acquisition activities.

(4) We recorded a $5,837, or $0.04 per share, loss on asset impairment in the three months ended September 30, 2013 in connection with an eminent domain taking of our travel center in Roanoke, VA by the Virginia Department of Transportation, or the VDOT. We recorded a $2,171, or $0.02 per share, loss on asset impairment in the three months ended June 30, 2013 in connection with our plan to sell one hotel. We recorded an $889, or $0.01 per share, loss on asset impairment in the three months ended March 31, 2012 in connection with our decision to remove certain of our hotels from held for sale status.

(5) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of three of our hotels.

(6) We recorded a $6,868, or $0.05 per share, income tax benefit in the nine months ended September 30, 2013 in connection with the restructuring of certain of our TRSs.

(7) On July 1, 2013, we redeemed all of our outstanding 7.0% Series C Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount of the redeemed shares as of the date of redemption by $5,627, or $0.04 per share, and we reduced net income available to common shareholders for the three months ended September 30, 2013, by that excess amount. On February 13, 2012, we redeemed all of our outstanding 8.875% Series B Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, or $0.02 per share, and we reduced net income available to common shareholders for the three months ended March 31, 2012, by that excess amount. On September 10, 2012, we redeemed 6,000,000 of our Series C Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded the carrying amount for the redeemed shares as of the date of redemption by $5,040, or $0.02 per share, and we reduced net income available to common shareholders for the three months ended September 30, 2012, by that excess amount.


HPT



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Nine Months Ended September 30,	
	2013	2012
Cash flows from operating activities:		
Net income	$ 100,426	$ 125,292
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	221,926	192,206
Amortization of deferred financing costs and debt discounts as interest	4,620	4,648
Straight line rental income	(272)	(243)
Security deposits replenished (applied to payment shortfalls)	1,355	(17,493)
FF&E reserve income and deposits	(22,458)	(16,631)
Loss on asset impairment	8,008	889
Equity in earnings of an investee	(219)	(236)
Gain on sale of real estate	-	(10,602)
Deferred income taxes	(7,094)	(643)
Other non-cash (income) expense, net	(1,044)	161
Change in assets and liabilities:		
Increase in other assets	(7,791)	(5,679)
Decrease in accounts payable and other liabilities	(21,806)	(15,354)
Increase (decrease) in due to related persons	(10,433)	8,347
Cash provided by operating activities	265,218	264,662
Cash flows from investing activities:		
Real estate acquisitions and deposits	(214,607)	(150,500)
Real estate improvements	(198,165)	(195,089)
FF&E reserve fundings	(40,606)	(67,652)
Net proceeds from sale of real estate	-	34,204
Cash used in investing activities	(453,378)	(379,037)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	393,475	-
Proceeds from issuance of preferred shares, net	-	280,107
Proceeds from unsecured term loan	-	400,000
Proceeds from issuance of senior notes, net of discount	299,661	491,975
Redemption of preferred shares	(167,500)	(236,250)
Repurchase of convertible senior notes	-	(70,576)
Repayment of senior notes	-	(387,829)
Borrowings under unsecured revolving credit facility	418,000	378,000
Repayments of unsecured revolving credit facility	(545,000)	(527,000)
Deferred financing costs incurred	(2,545)	(6,394)
Distributions to preferred shareholders	(21,394)	(32,048)
Distributions to common shareholders	(189,468)	(166,789)
Cash provided by financing activities	185,229	123,196
Increase (decrease) in cash and cash equivalents	(2,931)	8,821
Cash and cash equivalents at beginning of year	20,049	8,303
Cash and cash equivalents at end of year	$ 17,118	$ 17,124
Supplemental cash flow information:		
Cash paid for interest	$ 120,753	$ 120,153
Cash paid for income taxes	1,945	1,535
Non-cash investing activities:		
Hotel managers' deposits in FF&E reserve	$ 22,084	$ 17,452
Hotel managers' purchases with FF&E reserve	(73,101)	(101,381)
Non-cash financing activities:		
Issuance of common shares	$ 2,128	$ 2,533


HPT

DEBT SUMMARY

As of September 30, 2013
(dollars in thousands)



	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:					
$750,000 unsecured revolving credit facility (1)	1.480%	$ 193,000	09/07/15	$ 193,000	1.9
$400,000 unsecured term loan (2)	1.640%	400,000	03/13/17	$ 400,000	3.5
Total / weighted average	1.588%	$ 593,000		$ 593,000	3.0
Unsecured Fixed Rate Debt:					
Senior notes due 2014	7.875%	300,000	08/15/14	300,000	0.9
Senior notes due 2015	5.125%	280,000	02/15/15	280,000	1.4
Senior notes due 2016	6.300%	275,000	06/15/16	275,000	2.7
Senior notes due 2017	5.625%	300,000	03/15/17	300,000	3.5
Senior notes due 2018	6.700%	350,000	01/15/18	350,000	4.3
Senior notes due 2022	5.000%	500,000	08/15/22	500,000	8.9
Senior notes due 2023	4.500%	300,000	06/15/23	300,000	9.7
Convertible senior notes due 2027	3.800%	8,478	03/15/27 (3)	8,478	13.5
Total / weighted average	5.811%	$ 2,313,478		$ 2,313,478	4.9
Weighted average total debt / total (4)	4.950%	$ 2,906,478		$ 2,906,478	4.5



(1) Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus a premium of 130 basis points. We also pay a facility fee of 30 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The interest rate listed above is as of September 30, 2013. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to September 7, 2016.

(2) The amount outstanding under our unsecured term loan bears interest at LIBOR plus a premium of 145 basis points, subject to adjustment based on changes to our credit ratings. The interest rate listed above is as of September 30, 2013. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(4) Total debt outstanding as of September 30, 2013, including unamortized discounts was $2,896,505.


HPT

DEBT MATURITY SCHEDULE

As of September 30, 2013
(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2013	$ -	$ -	$ -
2014	-	300,000	300,000
2015	193,000 (1)	280,000	473,000
2016	-	275,000	275,000
2017	400,000 (2)	300,000	700,000
2018	-	350,000	350,000
2022	-	500,000	500,000
2023	-	300,000	300,000
2027	-	8,478 (3)	8,478
	$ 593,000	$ 2,313,478	$ 2,906,478

(1) Represents amounts outstanding on our $750,000 unsecured revolving credit facility at September 30, 2013. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date by one year to September 7, 2016.

(2) Represents the outstanding balance of our unsecured term loan at September 30, 2013. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Leverage Ratios:					
Total debt / total assets	49.1%	46.2%	42.6%	48.3%	44.7%
Total debt / gross book value of real estate	39.5%	38.8%	34.7%	39.5%	36.4%
Total debt / total market capitalization	40.6%	40.3%	35.9%	44.7%	41.2%
Total debt / total book capitalization	50.3%	47.6%	43.8%	49.9%	46.4%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Variable rate debt / total debt	20.5%	17.5%	17.0%	26.4%	16.7%
Coverage Ratios:					
Adjusted EBITDA [(1)] / interest expense	3.9x	4.4x	3.9x	3.9x	3.9x
Adjusted EBITDA [(1)] / interest expense and preferred distributions	3.5x	3.5x	3.2x	3.2x	3.0x
Total debt / annualized Adjusted EBITDA [(1)]	4.8x	4.6x	4.4x	5.1x	4.4x
Public Debt Covenants: [(2)]					
Total debt / adjusted total assets - allowable maximum 60.0%	38.0%	36.3%	33.3%	37.9%	35.0%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.80x	4.25x	3.81x	3.94x	3.90x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	263.3%	275.6%	300.2%	263.7%	286.0%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.


HPT

FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	As of and For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
FF&E reserves (beginning of period)	$ 34,800	$ 37,930	$ 40,744	$ 38,919	$ 47,467
Manager deposits	8,366	7,827	5,891	5,912	1,177
HPT fundings [2]:					
Marriott No. 1	786	309	511	492	254
Marriott No. 234	10,100	14,300	14,600	13,500	19,300
Carlson [3]	-	-	-	-	7,644
Hotel improvements	(23,719)	(25,566)	(23,816)	(18,079)	(36,923)
FF&E reserves (end of period)	$ 30,333	$ 34,800	$ 37,930	$ 40,744	$ 38,919

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For hotels under renovation or recently renovated, this requirement may be deferred for a period. For the period July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the InterContinental agreement. For the period August 1, 2012 through December 31, 2013, Wyndham is not required to make FF&E reserve contributions under the terms of the Wyndham agreement. Also, our Sonesta and Morgans agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.

(3) In 2008, we sold a hotel that was included in our agreement with Carlson Hotels Worldwide, or Carlson, for net proceeds of $7,644. In lieu of a decrease in the annual minimum return under the agreement when this hotel was sold, the net proceeds were to be used to fund the acquisition of a replacement hotel for the portfolio. We subsequently agreed that the net proceeds were instead to be used to fund certain improvements to the remaining hotels in the agreement and we transferred the net sales proceeds to the Carlson FF&E reserve account in the third quarter of 2012.


HPT

ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2013

(dollars in thousands)
As of September 30, 2013

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [1]	Average Purchase Price per Room / Suite
5/17/13	1	Sonesta	Duluth, GA	426	Sonesta	$ 29,700	$ 70
6/28/13	1 [2]	Royal Sonesta	New Orleans, LA	483	Sonesta	$ 120,500	$ 249
8/1/13	1	Wyndham	Florham Park, NJ	219	Wyndham	$ 52,750	$ 241
Total / Weighted Average	3			1,128		$ 202,950	$ 180

(1) Represents cash purchase price and excludes assumed liabilities and closing costs.
(2) On June 28, 2013, we acquired the fee interest in the Royal Sonesta New Orleans Hotel from the third party owner from which we previously leased this hotel.

DISPOSITIONS:

There were no dispositions during the nine months ended September 30, 2013. One travel center we leased to TA under our TA No. 1 lease located in Roanoke, VA was taken in August 2013 by eminent domain proceedings by the Virginia Department of Transportation. See page 28 for additional information relating to this travel center.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION

Sonesta Gwinnett Place, Duluth, GA.
Operator: Sonesta International Hotels Corporation.
Guest Rooms: 426.








HPT

PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

as of September 30, 2013
(dollars in thousands)

By Operating Agreement [1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	17%	$ 679,546	9%	$ 89	$ 67,461	10%
Marriott (no. 234)	68	15%	9,129	21%	990,489	13%	108	105,347	16%
Marriott (no. 5)	1	0%	356	1%	90,078	1%	253	9,902	1%
Subtotal / Average Marriott	122	26%	17,095	39%	1,760,113	23%	103	182,710	27%
InterContinental	91	19%	13,513	31%	1,373,507	18%	102	136,008	21%
Sonesta	22	5%	4,610	10%	751,030	10%	163	56,740	9%
Wyndham	22	5%	3,605	8%	337,872	4%	94	24,698	4%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	3%
Carlson	11	2%	2,096	5%	209,895	3%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	2%	323	5,956	1%
Subtotal / Average Hotels	291	62%	44,015	100%	4,854,359	64%	110	441,069	67%
TA (no. 1)	144	30%	N/A	N/A	1,990,534	26%	N/A	159,443	24%
TA (no. 2)	40	8%	N/A	N/A	771,713	10%	N/A	60,387	9%
Subtotal / Average TA	184	38%	N/A	N/A	2,762,247	36%	N/A	219,830	33%
Total / Average	475	100%	44,015	100%	$ 7,616,606	100%	$ 110	$ 660,899	100%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.
(2) Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.
(3) Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 26 through 28.


HPT

PORTFOLIO BY BRAND

as of September 30, 2013
(dollars in thousands)

Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [1]	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	15%	10,265	23%	$ 961,995	13%	$ 94
Candlewood Suites®	InterContinental	61	13%	7,552	17%	579,724	8%	77
Residence Inn by Marriott®	Marriott	35	8%	4,487	10%	533,753	7%	119
Royal Sonesta®	Sonesta	4	1%	1,563	4%	407,862	5%	261
Staybridge Suites®	InterContinental	19	4%	2,366	5%	319,555	4%	135
Hyatt Place™	Hyatt	22	5%	2,724	6%	301,942	4%	111
Crowne Plaza®	InterContinental	6	1%	2,342	5%	254,133	3%	109
Wyndham Hotels and Resorts®	Wyndham	6	1%	1,823	4%	245,783	3%	135
Sonesta ES Suites®	Sonesta	15	4%	1,836	4%	212,870	3%	116
InterContinental®	InterContinental	3	1%	799	2%	195,309	3%	244
Marriott Hotels®	Marriott	2	0%	748	2%	130,981	2%	175
Sonesta®	Sonesta	3	1%	1,211	3%	130,298	2%	108
Clift Hotel®	Morgans	1	0%	372	1%	120,000	2%	323
Radisson Hotels & Resorts®	Carlson	5	1%	1,134	3%	119,630	2%	105
TownePlace Suites by Marriott®	Marriott	12	3%	1,331	3%	109,114	1%	82
Hawthorn Suites®	Wyndham	16	3%	1,782	4%	92,089	1%	52
Country Inns & Suites by Carlson℠	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	2	0%	454	1%	24,786	0%	55
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	24,270	0%	92
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America®	TA	144	30%	N/A	N/A	1,990,534	26%	N/A
Petro Stopping Centers®	TA	40	8%	N/A	N/A	771,713	10%	N/A
Total / Average		475	100%	44,015	100%	$7,616,606	100%	$ 110

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.


HPT

OPERATING AGREEMENT INFORMATION



as of September 30, 2013
(dollars in thousands)

Marriott No. 1- Our lease with a subsidiary of Host Hotels & Resorts, Inc., or Host, for 53 Courtyard by Marriott® branded hotels in 24 states expired on December 31, 2012, and we paid the $50,540 security deposit we held to Host. As of January 1, 2013, we leased these 53 hotels to one of our TRSs and continued the existing combination management agreement with a subsidiary of Marriott, which expires in 2024; Marriott has three renewal options for 12 years each for all, but not less than all, of the hotels.

Because we no longer hold a security deposit for this agreement, payment by Marriott of the minimum return due to us under this management agreement is limited to available hotel cash flow after payment of operating expenses. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

Marriott No. 234- We lease 68 of our Marriott branded hotels (1 full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 24 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement. As of September 30, 2013, we have fully exhausted this security deposit covering shortfalls in the payments of our minimum return. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return, which expires in 2019. As of September 30, 2013, the available Marriott guaranty was $30,672.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 90 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, six Crowne Plaza® and two Holiday Inn® hotels) in 30 states in the U.S. and Ontario, Canada to one of our TRSs. These 90 hotels are managed by subsidiaries of InterContinental under a combination management agreement. We lease one additional InterContinental® branded hotel in Puerto Rico to a subsidiary of InterContinental. The annual minimum return amount presented includes $6,759 of rent related to the Puerto Rico property. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement. As of September 30, 2013, we have applied $45,963 of the security deposit to cover shortfalls in the payments of our minimum return and rent. As of September 30, 2013, the balance of this security deposit was $27,909. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $12,067 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit.



OPERATING AGREEMENT INFORMATION



as of September 30, 2013

(dollars in thousands)

Sonesta- On June 28, 2013, we acquired the fee interest in the Royal Sonesta Hotel New Orleans in New Orleans, LA from the third party owner from which we previously leased this hotel. Sonesta previously managed the hotel under an agreement we had referred to as Sonesta No. 2. In connection with the acquisition of the fee interest in the hotel, the lease with the third party terminated and we and Sonesta entered into an amended and restated management agreement and added the hotel to our existing portfolio of 21 hotels previously referred to as our Sonesta No. 1 agreement. We now refer to our 22 Sonesta branded hotels as our Sonesta agreement.

We lease 22 of our Sonesta branded hotels (four Royal Sonesta®, three Sonesta® and 15 Sonesta ES Suites® hotels) in 13 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return and reimbursement of operating loss or working capital advances, if any.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement for payment shortfalls of our minimum return. As of September 30, 2013, the available Hyatt guaranty was $15,304. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.

Wyndham- We lease our 22 Wyndham branded hotels (six Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2038; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc. under a lease that expires in 2037; Wyndham Vacation Resorts, Inc. has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum. The annual minimum return amount presented includes $1,250 of rent related to the Wyndham vacation lease.

We had a guaranty of $35,656 under this agreement for payment shortfalls of minimum return, subject to an annual payment limit of $17,828. As of September 30, 2013, the available Wyndham guaranty was $18,349. This guaranty expires in 2020.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed. Amounts reimbursed to Wyndham for guaranty advances replenish the amount of Wyndham guaranty available to us.


HPT

OPERATING AGREEMENT INFORMATION

as of September 30, 2013
(dollars in thousands)

Carlson- We lease our 11 Carlson branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement for payment shortfalls of our minimum return. As of September 30, 2013, the available Carlson guaranty was $21,642. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.

Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans under a lease agreement that expires in 2103. The lease provides for annual initial rent to us of $5,956. On October 14, 2014, the rent due to us will be increased based on changes in the consumer price index with a minimum increase of 20% of the current rent amount and a maximum increase of 40% as described in the lease. On each fifth anniversary thereafter during the lease term, the rent due to us will be increased further based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the lease would qualify as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- We lease our 144 TravelCenters of America® branded travel centers in 39 states to a subsidiary of TA under a lease that expires in 2022; TA has no renewal option. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total sales over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues subject to certain limits). The annual minimum rent amount presented for our TA No. 1 lease includes approximately $5,152 of ground rent paid by TA for properties we lease and sublease to TA. This lease is guaranteed by TA.

One of the travel centers we leased to TA under our TA No.1 lease, located in Roanoke, VA, was taken in August 2013 by eminent domain proceedings brought by the VDOT, in connection with certain highway construction. The TA No. 1 Lease provides that it terminates with respect to a property upon a taking of the property as the result of any eminent domain proceeding. Under the terms of the TA No. 1 lease, the annual rent payable to us is reduced by either (i) 8.5% of the amount of the proceeds we receive from that taking or, at our option, (ii) the annual fair market value rent of the property. There are ongoing negotiations among the VDOT, TA, and us regarding the amount of compensation to be paid for the taking and regarding a possible short term lease of the property to us for sublease to TA. We expect that TA will continue to operate this travel center pursuant to a sublease until October 2014. The VDOT' s estimate of fair market value for the taking is $6,280. We and TA have engaged an appraiser to review the VDOT's estimate. Given the preliminary stages of these negotiations, there can be no assurance concerning what additional compensation, if any, would be payable to us or HPT as a result of the taking or what leasing arrangements, if any, will be entered into and the date at which we will cease to operate this travel center. The annual minimum rent amount presented for our TA No. 1 lease does not reflect any reduction related to this matter since we have not yet received any proceeds and compensation has not been finalized for the taking. The coverage amounts presented include the results from this travel center. As of November 4, 2013, this travel center continues to be operated by TA.

TA No. 2- We lease our 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total sales over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues subject to certain limits). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 2 lease. We have waived $307 of percentage rent as of September 30, 2013. This lease is guaranteed by TA.


HPT



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER [1]

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended September 30, 2013	2012	Change	For the Nine Months Ended September 30, 2013	2012	Change
ADR								
Marriott (no. 1)	53	7,610	$ 117.31	$ 113.98	2.9%	$ 117.41	$ 113.20	3.7%
Marriott (no. 234)	68	9,129	113.44	108.00	5.0%	112.48	106.91	5.2%
Marriott (no. 5)	1	356	225.61	219.88	2.6%	220.28	216.01	2.0%
Subtotal / Average Marriott	122	17,095	117.84	113.38	3.9%	117.27	112.44	4.3%
InterContinental	91	13,513	93.91	90.24	4.1%	95.06	90.79	4.7%
Sonesta	22	4,610	123.93	125.10	-0.9%	126.94	129.56	-2.0%
Wyndham	22	3,605	83.18	81.41	2.2%	79.12	80.47	-1.7%
Hyatt	22	2,724	93.31	91.65	1.8%	94.90	93.25	1.8%
Carlson	11	2,096	94.94	91.83	3.4%	93.80	91.35	2.7%
Morgans	1	372	262.41	252.16	4.1%	244.73	239.48	2.2%
All hotels Total / Average	291	44,015	$ 107.02	$ 103.73	3.2%	$ 106.94	$ 104.01	2.8%
OCCUPANCY								
Marriott (no. 1)	53	7,610	72.8%	72.1%	0.7 pts	68.8%	68.5%	0.3 pts
Marriott (no. 234)	68	9,129	75.2%	72.9%	2.3 pts	72.5%	69.5%	3.0 pts
Marriott (no. 5)	1	356	86.5%	85.8%	0.7 pts	84.6%	84.5%	0.1 pts
Subtotal / Average Marriott	122	17,095	74.4%	72.8%	1.6 pts	71.1%	69.4%	1.7 pts
InterContinental	91	13,513	82.5%	75.1%	7.4 pts	78.5%	70.1%	8.4 pts
Sonesta	22	4,610	71.1%	66.3%	4.8 pts	68.7%	70.9%	-2.2 pts
Wyndham	22	3,605	61.6%	64.5%	-2.9 pts	62.9%	67.4%	-4.5 pts
Hyatt	22	2,724	77.5%	78.6%	-1.1 pts	76.8%	75.7%	1.1 pts
Carlson	11	2,096	73.4%	72.8%	0.6 pts	70.6%	68.3%	2.3 pts
Morgans	1	372	92.4%	85.0%	7.4 pts	87.9%	78.3%	9.6 pts
All hotels Total / Average	291	44,015	75.8%	72.6%	3.2 pts	72.9%	70.0%	2.9 pts
RevPAR								
Marriott (no. 1)	53	7,610	$ 85.40	$ 82.18	3.9%	$ 80.78	$ 77.54	4.2%
Marriott (no. 234)	68	9,129	85.31	78.73	8.4%	81.55	74.30	9.8%
Marriott (no. 5)	1	356	195.15	188.66	3.4%	186.36	182.53	2.1%
Subtotal / Average Marriott	122	17,095	87.67	82.54	6.2%	83.38	78.03	6.9%
InterContinental	91	13,513	77.48	67.77	14.3%	74.62	63.64	17.3%
Sonesta	22	4,610	88.11	82.94	6.2%	87.21	91.86	-5.1%
Wyndham	22	3,605	51.24	52.51	-2.4%	49.77	54.24	-8.2%
Hyatt	22	2,724	72.32	72.04	0.4%	72.88	70.59	3.2%
Carlson	11	2,096	69.69	66.85	4.2%	66.22	62.39	6.1%
Morgans	1	372	242.47	214.34	13.1%	215.12	187.51	14.7%
All hotels Total / Average	291	44,015	$ 81.12	$ 75.31	7.7%	$ 77.96	$ 72.81	7.1%

(1) Operating data for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership of certain hotels and amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Operating data for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the agreement during 2012.

ADR is average daily rate; "RevPAR" is revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.


HPT

COVERAGE BY OPERATING AGREEMENT AND MANAGER [1]



Operating Agreement	For the Twelve Months Ended 9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Marriott (no. 1)	1.04x	1.02x	1.00x	0.99x	0.96x
Marriott (no. 234)	0.91x	0.91x	0.93x	0.88x	0.86x
Marriott (no. 5)	0.42x	0.40x	0.39x	0.40x	0.40x
Subtotal Marriott	0.93x	0.92x	0.93x	0.89x	0.87x
InterContinental	0.95x	0.90x	0.85x	0.82x	0.84x
Sonesta	0.29x	0.25x	0.38x	0.52x	0.69x
Wyndham	0.45x	0.36x	0.47x	0.60x	0.64x
Hyatt	0.87x	0.86x	0.85x	0.82x	0.77x
Carlson	0.81x	0.79x	0.75x	0.76x	0.71x
Morgans	0.91x	0.80x	0.70x	0.77x	0.81x
Subtotal Hotels	0.83x	0.80x	0.80x	0.80x	0.82x
TA (no. 1) [2]	1.59x	1.61x	1.68x	1.69x	1.71x
TA (no. 2)	1.55x	1.59x	1.67x	1.69x	1.71x
Subtotal TA	1.58x	1.60x	1.68x	1.69x	1.71x
Total	1.08x	1.07x	1.10x	1.10x	1.12x



Operating Agreement	For the Three Months Ended 9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Marriott (no. 1)	1.23x	1.31x	0.84x	0.79x	1.14x
Marriott (no. 234)	0.98x	1.03x	0.82x	0.79x	1.00x
Marriott (no. 5)	0.63x	0.47x	0.33x	0.24x	0.57x
Subtotal Marriott	1.06x	1.10x	0.80x	0.76x	1.03x
InterContinental	1.07x	1.14x	0.88x	0.73x	0.86x
Sonesta	0.28x	0.69x	0.13x	0.06x	0.10x
Hyatt	0.83x	1.04x	0.80x	0.82x	0.80x
Wyndham	0.39x	0.92x	-0.01x	0.48x	0.01x
Carlson	1.05x	0.99x	0.68x	0.51x	0.98x
Morgans	1.58x	0.95x	0.55x	0.55x	1.14x
Subtotal Hotels	0.92x	1.04x	0.70x	0.64x	0.80x
TA (no. 1) [2]	1.79x	1.79x	1.30x	1.48x	1.86x
TA (no. 2)	1.69x	1.73x	1.34x	1.45x	1.85x
Subtotal TA	1.76x	1.77x	1.31x	1.47x	1.86x
Total	1.20x	1.29x	0.90x	0.92x	1.16x

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership for certain hotels. Coverage amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Coverage amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the agreements during 2012.

(2) The coverage amounts stated above include the results from one travel center leased to TA that was taken by eminent domain proceedings in August 2013. As of November 4, 2013, this travel center continues to be operated by TA. See page 28 for additional information regarding this travel center.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

EXHIBITS


TA
BURGER KIN
LAREDO

I-35, Exit 13, Laredo, TX.
Operator: TravelCenters of America.
Truck Parking: 185.



EXHIBIT A

CALCULATION OF EBITDA AND ADJUSTED EBITDA

(in thousands)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2013	2012	2013	2012
Net income	$ 27,567	$ 44,658	$ 100,426	$ 125,292
Add: Interest expense	37,986	34,854	108,188	101,660
Income tax (benefit) expense	873	(163)	(4,559)	3,908
Depreciation and amortization	76,048	66,566	221,926	192,206
EBITDA	142,474	145,915	425,981	423,066
Add: Deferred percentage rent [1]	464	919	1,746	3,481
Acquisition related costs [2]	1,090	84	3,180	1,648
Loss on asset impairment [3]	5,837	-	8,008	889
Less: Gain on sale of real estate [4]	-	(10,602)	-	(10,602)
Adjusted EBITDA	$ 149,865	$ 136,316	$ 438,915	$ 418,482



(1) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters.

(2) Represents costs associated with our hotel acquisition activities.

(3) We recorded a $5,837, or $0.04 per share, loss on asset impairment in the three months ended September 30, 2013 in connection with an eminent domain taking of our travel center in Roanoke, VA by the VDOT. We recorded a $2,171, or $0.02 per share, loss on asset impairment in the three months ended June 30, 2013 in connection with our plan to sell one hotel. We recorded an $889, or $0.01 per share, loss on asset impairment in the three months ended March 31, 2012 in connection with our decision to remove certain of our hotels from held for sale status.

(4) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of three of our hotels.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.



EXHIBIT B

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollar amounts in thousands, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2013	2012	2013	2012
Net income available for common shareholders	$ 16,741	$ 29,480	$ 73,406	$ 85,260
Add: Depreciation and amortization	76,048	66,566	221,926	192,206
Loss on real estate impairment [(1)]	5,837	-	8,008	889
Less: Gain on sale of real estate [(2)]	-	(10,602)	-	(10,602)
FFO	98,626	85,444	303,340	267,753
Add: Deferred percentage rent [(3)]	464	919	1,746	3,481
Acquisition related costs [(4)]	1,090	84	3,180	1,648
Excess of liquidation preference over carrying value of preferred shares redeemed [(5)]	5,627	5,040	5,627	7,984
Less: Deferred income tax benefit [(6)]	-	-	(6,868)	-
Normalized FFO available for common shareholders	$ 105,807	$ 91,487	$ 307,025	$ 280,866
Weighted average shares outstanding	139,764	123,577	135,030	123,553
Net income available for common shareholders per share	$ 0.12	$ 0.24	$ 0.54	$ 0.69
FFO available for common shareholders per share	$ 0.71	$ 0.69	$ 2.25	$ 2.17
Normalized FFO available for common shareholders per share	$ 0.76	$ 0.74	$ 2.27	$ 2.27



(1) We recorded a $5,837, or $0.04 per share, loss on asset impairment in the three months ended September 30, 2013 in connection with an eminent domain taking of our travel center in Roanoke, VA by the VDOT. We recorded a $2,171, or $0.02 per share, loss on asset impairment in the three months ended June 30, 2013 in connection with our plan to sell one hotel. We recorded an $889, or $0.01 per share, loss on asset impairment in the three months ended March 31, 2012 in connection with our decision to remove certain of our hotels from held for sale status.

(2) We recorded a $10,602, or $0.09 per share, gain on sale of real estate in the third quarter of 2012 in connection with the sales of three of our hotels.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.

(4) Represents costs associated with our hotel acquisition activities.

(5) On July 1, 2013, we redeemed all of our outstanding 7.0% Series C Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount of the redeemed shares as of the date of redemption by $5,627, or $0.04 per share, and we reduced net income available to common shareholders for the three months ended September 30, 2013, by that excess amount. On February 13, 2012, we redeemed all of our outstanding 8.875% Series B Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, or $0.02 per share, and we reduced net income available to common shareholders for the three months ended March 31, 2012, by that excess amount. On September 10, 2012, we redeemed 6,000,000 of our 7.0 % Series C Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded the carrying amount for the redeemed shares as of the date of redemption by $5,040, or $0.02 per share, and we reduced net income available to common shareholders for the three months ended September 30, 2012, by that excess amount.

(6) We recorded a $6,868, or $0.05 per share, income tax benefit in the nine months ended September 30, 2013 in connection with the restructuring of certain of our TRSs.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties, loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude the excess of liquidation preference over carrying value of preferred shares redeemed, acquisition related costs and the deferred income tax benefit described above. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and between us and other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements and public debt covenants, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.